 Filed pursuant to Rule 424(b)(3)
File No. 333-264029

Flowstone Opportunity FUND

(The “Fund”)

Supplement dated December 9, 2022, to the

Prospectus dated July 29, 2022 (the “Prospectus”),

as supplemented to date

At a meeting held on November 28, 2022, of the Board of Trustees (the “Board”) of the Fund, including a majority of the Trustees that are not “interested persons” of the Fund (as such term is defined in the Investment Company Act of 1940, as amended), voted to approve an amended and restated investment management agreement (the “Amended and Restated Agreement”) between the Fund and FlowStone Partners, LLC (the “Adviser”), effective November 28, 2022. The investment management fee rate charged to the Fund is lower under the Amended and Restated Agreement than under the investment management agreement in effect prior to November 28, 2022 (the “Prior Agreement”). Other than the reduction in the investment management fee rate, the Amended and Restated Agreement is substantially identical to the Prior Agreement.

Under the Amended and Restated Agreement, the investment management fee payable by the Fund is equal to 1.25% on an annualized basis of the Fund’s net asset value (“NAV”). Under the Prior Agreement, the investment management fee payable by the Fund was equal to 1.25% on an annualized basis of the greater of (i) the Fund’s NAV or (ii) the Fund’s NAV less cash and cash equivalents plus the total of all commitments made by the Fund that had not yet been drawn for investment; provided that the Investment Management Fee payable by the Fund could not exceed 1.75% on an annualized basis as a percentage of the Fund’s NAV.

Accordingly, as of November 28, 2022, the Prospectus is revised as follows:

1.	The second paragraph of the “SUMMARY – Fees and Expenses” section beginning on page 2 of the Prospectus is deleted and replaced in its entirety with the following:

Investment Management Fee. The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value (“NAV”). The Investment Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Adviser for that quarter. See “ INVESTMENT MANAGEMENT FEE.”

2.	The “SUMMARY OF FUND EXPENSES” section beginning on page 7 of the Prospectus is deleted and replaced in its entirety with the following:

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER FEES
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (1)	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Investment Management Fee (2)	1.25%
Incentive Fee (3)	1.54%
Other Expenses	0.20%
Acquired Fund Fees and Expenses (4)	0.84%
Total Annual Expenses (5)	3.83%

(1)	A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing NAV. See “ REPURCHASES OF SHARES.”
(2)	The Investment Management Fee has been restated to reflect current fees in effect as of November 28, 2022. The Investment Management Fee is equal to 1.25% on an annualized basis of the Fund’s net asset value. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter, net assets will include the total assets of the Fund minus the sum of the Fund’s accrued liabilities and will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Adviser for that quarter. See “ INVESTMENT MANAGEMENT FEE” for additional information.
(3)	At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the NAV of the Fund on the last day of the relevant period exceeds the NAV of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). See “INCENTIVE FEE” for additional information. The Incentive Fee is estimated for the Fund's current fiscal year.
(4)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(5)	Total Annual Expenses will not correlate to the Ratio of gross expenses to average Shareholder Capital in the Financial Highlights, which do not reflect Acquired Fund Fees and Expenses.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and Custodian. For a more complete description of the various fees and expenses of the Fund, see “ INVESTMENT MANAGEMENT FEE,” “INCENTIVE FEE,” “ ADMINISTRATION,” “ CUSTODIAN,” “ SUMMARY OF FUND EXPENSES,” “ REPURCHASES OF SHARES,” and “ PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$39	$117	$197	$406

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

3.	The first paragraph under the “MANAGEMENT OF THE FUND – Investment Management Agreement” section beginning on page 37 of the Prospectus is deleted and replaced in its entirety with the following:

The Board, including a majority of the Independent Trustees, approved an amended and restated investment management agreement (the “Investment Management Agreement”) between the Fund and the Adviser, effective November 28, 2022. Unless sooner terminated, the Investment Management Agreement will continue in effect until November 28, 2023. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement will be available in the Fund’s report to shareholders.

4.	The “INVESTMENT MANAGEMENT FEE” section beginning on page 37 of the Prospectus is deleted and replaced in its entirety with the following:

INVESTMENT MANAGEMENT FEE

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the Advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, effective November 28, 2022, the Fund will pay the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value. Prior to November 28, 2022, the Investment Management Fee was equal to 1.25% on an annualized basis of the greater (i) the Fund’s net asset value or (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that had not yet been drawn for investment; provided, however, that the Investment Management Fee payable by the Fund could not exceed 1.75% on an annualized basis of the Fund’s average daily net assets. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter, net assets will include the total assets of the Fund minus the sum of the Fund’s accrued liabilities and will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the compensation payable to the Adviser for that quarter. Compensation will be paid to the Adviser before giving effect to any repurchase of Shares of the Fund effective as of that date.

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

Please retain this Supplement with your Prospectus for future reference.

Filed pursuant to Rule 424(b)(3)
File No. 333-264029

Flowstone Opportunity FUND

(The “Fund”)

Supplement dated December 9, 2022, to the

Statement of Additional Information dated July 29, 2022 (the “SAI”)

At a meeting held on November 28, 2022, of the Board of Trustees (the “Board”) of the Fund, including a majority of the Trustees that are not “interested persons” of the Fund (as such term is defined in the Investment Company Act of 1940, as amended), voted to approve an amended and restated investment management agreement (the “Amended and Restated Agreement”) between the Fund and FlowStone Partners, LLC (the “Adviser”), effective November 28, 2022. The investment management fee rate charged to the Fund is lower under the Amended and Restated Agreement than under the investment management agreement in effect prior to November 28, 2022 (the “Prior Agreement”). Other than the reduction in the investment management fee rate, the Amended and Restated Agreement is substantially identical to the Prior Agreement.

Under the Amended and Restated Agreement, the investment management fee payable by the Fund is equal to 1.25% on an annualized basis of the Fund’s net asset value (“NAV”). Under the Prior Agreement, the investment management fee payable by the Fund was equal to 1.25% on an annualized basis of the greater of (i) the Fund’s NAV or (ii) the Fund’s NAV less cash and cash equivalents plus the total of all commitments made by the Fund that had not yet been drawn for investment; provided that the Investment Management Fee payable by the Fund could not exceed 1.75% on an annualized basis as a percentage of the Fund’s NAV.

Accordingly, as of November 28, 2022, the SAI is revised as follows:

1.	The second paragraph of the “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Adviser” section beginning on page 19 of the SAI is deleted and replaced in its entirety with the following:

The Board, including a majority of the Independent Trustees, approved an amended and restated investment management agreement (the “Investment Management Agreement”) between the Fund and the Adviser, effective November 28, 2022. Unless sooner terminated, the Investment Management Agreement will continue in effect until November 28, 2023. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement will be available in the Fund’s report to shareholders.

2.	The fourth paragraph of the “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Adviser” section beginning on page 19 of the SAI is deleted and replaced in its entirety with the following:

The Fund will pay the Adviser the Investment Management Fee in consideration of the Advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, effective November 28, 2022, the Fund will pay the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each quarter, and will be due and payable in arrears within fifteen business days after the end of the quarter. Prior to November 28, 2022, the Investment Management Fee was equal to 1.25% on an annualized basis of the greater (i) the Fund’s net asset value or (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that had not yet been drawn for investment; provided, however, that the Investment Management Fee payable by the Fund could not exceed 1.75% on an annualized basis of the Fund’s average daily net assets.

Please retain this Supplement with your SAI for your records.